February 11, 2010

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:
Peggy Fisher, Esq.
Assistant Director
Division of Corporate Finance
Mail Stop 6010

Re:	Derma Sciences, Inc. – File No. 333-163127 Registration Statement on Form S-1

Ladies and Gentlemen:

We respectfully request acceleration of the effective date of the above-captioned registration statement on Form S-1 under the Securities Act of 1933 to 4:00 p.m. Eastern Time on Tuesday, February 16, 2010, or as soon after that as practicable.

Very truly yours,

RODMAN & RENSHAW, LLC

By:	/s/ Terence Murphy
Terence Murphy
Managing Director

1251 Avenue of the Americas, New York, NY 10020  Tel: 212 356 0500 Fax: 212 581 5690
www.rodmanandrenshaw.com  Member: FINRA, SIPC